Sub-Item 77M

(a) JPMorgan Large Cap Value Fund became the survivor in a reorganization with JPMorgan Value Opportunities Fund, Inc.
(b) The reorganization was approved by the board of directors of the JPMorgan Value Opportunities Fund, Inc. (the “Target Fund”) and the JPMorgan Trust II, on behalf of the JPMorgan Large Cap Value Fund in March 2013.   The Agreement and Plan of Reorganization with respect to the Target Fund was approved by the Target Fund’s shareholders at a special meeting of shareholders held on October 10, 2013. The reorganization was effective after the close of business on October 18, 2013.  The Target Fund ceased to operate as an investment company after the reorganization and a Form N-8f was filed with the U.S. Securities and Exchange Commission on its behalf on January 15, 2014.